Exhibit 12
BB&T Corporation
Earnings To Fixed Charges (1)

	Year Ended December 31,
	2014	2013	2012	2011	2010

	(Dollars in millions)
Earnings:
Income before income taxes	$2,986	$3,124	$2,792	$1,628	$969
Plus:
Fixed charges	843	967	1,130	1,442	1,855
Loss from equity method investees, net	141	151	150	101	79
Distributions from equity method investees	9	9	6	7	2
Less:
Capitalized interest	1	―	―	―	―
Earnings	3,978	4,251	4,078	3,178	2,905

Less:
Interest on deposits	239	301	429	610	917
Earnings, excluding interest on deposits	$3,739	$3,950	$3,649	$2,568	$1,988

Fixed charges:
Interest expense	$768	$891	$1,060	$1,378	$1,795
Capitalized interest	1	―	―	―	―
Interest portion of rent expense	74	76	70	64	60
Total fixed charges	843	967	1,130	1,442	1,855

Less:
Interest on deposits	239	301	429	610	917
Total fixed charges excluding interest on deposits	604	666	701	832	938

Dividends/accretion on preferred stock (2)	199	211	87	―	―

Total fixed charges and preferred dividends	$1,042	$1,178	$1,217	$1,442	$1,855

Total fixed charges and preferred dividends, excluding interest on deposits	$803	$877	$788	$832	$938

Earnings to fixed charges:
Including interest on deposits	4.72x	4.40x	3.61x	2.20x	1.57x

Excluding interest on deposits	6.19x	5.93x	5.21x	3.09x	2.12x

Earnings to fixed charges and preferred dividends:
Including interest on deposits	3.82x	3.61x	3.35x	2.20x	1.57x

Excluding interest on deposits	4.66x	4.50x	4.63x	3.09x	2.12x

(1)	Prior periods have been revised to remove losses on equity method investees and to remove the adjustment for noncontrolling interests that incurred fixed charges.
(2)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.